POREX HOLDINGS, INC.
                                500 Bohannon Road
                               Fairburn, GA 30213


                                                  July 16, 2002

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Steven C. Duvall
       Assistant Director

                       Re: Porex Holdings, Inc. ("Porex")
                       Registration Statement on Form S-4
                File No. 333-88218 (the "Registration Statement")
                -------------------------------------------------

Dear Mr. Duvall:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), Porex hereby requests withdrawal of the Registration Statement, which was originally filed on May 14, 2002.

         Porex requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Porex has elected to withdraw the Registration Statement in light of the current market conditions. No sales of Porex securities have been made pursuant to the Registration Statement.

         Porex also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use for Porex's account.

         We appreciate the time and effort expended by the Staff on our filing. If you have any questions regarding this request for withdrawal, please contact Stephen T. Giove of Shearman & Sterling at (212) 848-7325.

                                    Very truly yours,

                                    POREX HOLDINGS, INC.

                                    By: /s/ Lewis H. Leicher
                                       -----------------------------------------
                                       Lewis H. Leicher
                                       Vice President and Secretary

cc:  Chris Edwards
     Nicholas Panos
        Securities and Exchange Commission

     Stephen T. Giove
        Shearman & Sterling